

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Surge Trading Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 3rd Avenue, 18th floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Paddon **(212) 230-2457**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Surge Trading Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENGY ELSAYED
Notary Public, State of New York
Qualified in Kings County
No. 01EL6166711
My Commission Expires 05-21-2011

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Surge Trading Inc.

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Surge Trading Inc:

We have audited the accompanying statement of financial condition of Surge Trading Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Surge Trading Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

April 30, 2010

Surge Trading Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 4,595,982
Receivables from brokers and dealers	21,013
Due from Clearing Agent	2,053,990
Securities owned, held at clearing broker, at fair value	695,287
Goodwill	3,885,449
Fixed assets (net of accumulated depreciation of $457,201)	2,811,377
Intangible assets (net of accumulated amortization of $1,163,333)	10,136,667
Prepaid expenses and other assets	384,291
Total assets	$ 24,584,056
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,002,639
Securities sold, not yet purchased, at fair value	742,780
Capitalized lease payable	174,840
Contingent Earnout Liability, at fair value	15,967,719
Other liabilities	125,254
	18,013,232
Subordinated loan	5,000,000
Total stockholders' equity	1,570,824
Total liabilities and stockholders'equity	$ 24,584,056

See accompanying notes.

Surge Trading Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Basis of Presentation

Surge Trading Inc. (the "Company") is a Delaware corporation formed on April 29, 2009. The Company is the successor to Castor Pollux Securities LLC, a Delaware limited liability company. The Company is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company is an electronic market maker in over 2,200 cash securities traded on exchanges in the United States and its clients are exclusively other broker-dealers that use the Company's market making services. The Company clears all of its securities transactions on a fully disclosed basis through a clearing broker, BNY Convergex Execution Solutions LLC (the "Clearing Agent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

In July 2009, the Financial Accounting Standards Board ("FASB") issued *the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in these financial statements use the Codification referencing system prescribed by the FASB.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

As of December 31, 2009, all cash was held at one financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Securities Owned and Securities, Not Yet Purchased

Securities owned and securities, not yet purchased, are recorded on trade date and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures.*

Fixed Assets

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed on a straight-line basis over the estimated useful economic life as follows:

Computers and IT equipment	1-5 years
Software	5 years
Telecommunications equipment	5 years
Leasehold improvements	Lesser of term of the lease or estimated useful life

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The Company applies the provisions of ASC 350, *Intangibles – Goodwill and Other* (formerly, SFAS No. 142), which requires that goodwill and intangible assets with an indefinite useful life to be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight-line basis over their useful lives and, as required by ASC 360, *Property, Plant, and Equipment*, (formerly, SFAS No. 144), are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company follows the provisions of FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), interpretation of ASC 740, *Income Taxes,* (formerly SFAS No. 109, *Accounting for Income Taxes*). FIN 48 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the financial statements.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition.

Stock Based Compensation

The Company accounts for its stock-based employee compensation agreements in accordance with the provisions of "Accounting for Stock Options and Other Stock Based Compensation: ASC 718 (formerly SFAS No. 123 (R)").

Due From Clearing Agent

The Company maintains a clearing deposit and margin requirement with the Clearing Agent. The minimum net margin requirement is revalued daily based upon securities held at the close of business. At December 31, 2009, the Company had a clearing deposit of $1,000,442 and a margin deposit of $1,053,548 posted with the Clearing Agent, which is included in due from Clearing Agent on the statement of financial condition.

3. Fair Value Measurement

In accordance with FASB's authoritative guidance, FASB ASC 820, on *Fair Value Measurements and Disclosures*, (formerly Statement of Financial Accounting Standards (("SFAS") No. 157), the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market

Securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

3. Fair Value Measurement (continued)

The following is a summary of the financial assets and liabilities carried at fair value as of December 31, 2009, classified into levels within the fair value hierarchy:

Financial assets	Level 1	Level 2	Level 3
Securities owned	$ 695,287	$ -	$ -
Total financial assets, at fair value	$ 695,287	$ -	$ -

Financial liabilities	Level 1	Level 2	Level 3
Securities sold, not yet purchased	$ 742,780	$ -	$ -
Contingent Earnout Liability	-	-	15,967,719
Total financial liabilities, at fair value	$ 742,780	$ -	$15,967,719

4. Asset Purchase Transaction

On April 29, 2009, Castor Pollux Securities, Inc. (the "Acquirer"), and the trustee for the liquidation of the business of Bernard L. Madoff Investment Securities LLC (the "Trustee") entered into an asset purchase agreement (the "Agreement") to acquire certain tangible and intangible assets ("Purchased Assets") from the Trustee. The transaction was completed on June 17, 2009. The transaction was accounted for as an acquisition of a business under FASB ASC 805, *Business Combinations*, ("ASC 805"), (formerly known as SFAS 141(R)). The Agreement requires that the Company make payments to the Trustee consisting of 1) an initial payment of $1,000,000 at closing and, 2) quarterly contingent payments (the "Contingent Earnout Liability") totaling no more than $24,500,000, based on a percentage of the Company's trading revenue through December 31, 2013. In connection with this transaction, the Company identified $11,300,000 of intangible assets, comprising a market making technology platform and customer lists. Goodwill of $3,885,449 was recognized as a result of the transaction.

Intangible assets as of December 31, 2009 are comprised as follows:

Intangible assets	$ 11,300,000
Accumulated amortization	(1,163,333)
Intangible assets, net	$ 10,136,667

4. Asset Purchase Transaction (continued)

The Purchased Assets also included fixed assets having a fair value of $2,500,000 (See Note 5).

Pursuant to FASB ASC 805, the Contingent Earnout Liability is recorded on the statement of financial condition at fair value, based on the Company's periodic estimates of future trading revenue.

5. Fixed Assets

At December 31, 2009, fixed assets are comprised of the following:

Computers, IT equipment and software	$ 3,089,168
Leasehold improvements	25,000
Telecommunications equipment	154,410
Total fixed assets, cost	3,268,578
Accumulated depreciation and amortization	(457,201)
Total fixed assets, net	$2,811,377

6. Commitments and Contingencies

The Company has several noncancelable operating leases, primarily for office space, which expire at various dates through 2012. These leases require the Company to pay all executory costs, such as maintenance and insurance. The Company also has one capital lease for computer equipment.

Future minimum lease payments under noncancelable operating and capital leases are as follows:

	Operating Leases	Capital Lease
Years ending December 31:		
2009	$ 765,814	$ 315,098
2010	1,327,542	108,183
2011	1,332,534	66,657
2012	169,110	
Total minimum lease payments	$ 3,595,000	$ 489,938

7. Income Taxes

The Company is taxed as a corporation under subchapter C of the Internal Revenue Code ("IRC") of 1986, as amended. As such, it files a corporate income tax return for federal, state and local purposes. The Company reports under Article 9A for New York State purposes and under the General Corporation Tax ("GCT") for New York City purposes. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates.

The components of the Company's net deferred tax asset at December 31, 2009 are as follows (dollars in thousands):

Deferred tax asset	$ 6,895,352
Deferred tax liability	(756,270)
	6,139,082
Valuation allowance	6,139,082
Net deferred tax asset	$ –

The deferred tax asset relates primarily to net operating loss carryforwards and fixed assets. The deferred tax liability relates primarily to amortization of intangible assets. A valuation allowance is provided against DTA unless it is more likely than not that they will be realized.

As of December 31, 2009, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

The Company does not have any material unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized tax benefits will significantly increase within the next 12 months.

8. Long-term Financing Arrangement

On October 28, 2009, the Company entered into a subordinated loan agreement with Fairhaven Capital Partners, L.P. ("Fairhaven"), its majority shareholder, in the amount of $5,000,000 (the "Subordinated Loan"). The Subordinated Loan bears interest at a rate of 10% per annum through maturity on September 30, 2013. This loan has been accepted by FINRA as a qualifying equity subordination for regulatory net capital purposes.

9. Capital Transactions

The Company issued 2,800,000 shares of common stock to its founders upon its conversion from a limited liability company on April 29, 2009, of which 2,240,000 shares were subject to restriction. In 2009, the Company issued 333,333 shares of common stock to a vendor in exchange for services rendered to the Company. Also in 2009, the Company issued 1,960,000 shares of restricted common stock to members of its executive management team: however because the shares may be surrendered to the Company in exchange for cancellation of certain promissory notes (see Note 10 below), they are not presented as outstanding on the Company's statement of financial condition in advance of the promissory notes being paid.

On April 30, 2009, the Company issued 10,500,000 shares of Series A Preferred Stock. The Series A Preferred has an 8% cumulative dividend, and is redeemable at the option of the holder on or after April 30, 2014. The liquidation value of these shares is $31,875,256 as of December 31, 2009.

10. Stock Options, Restricted Stock and Deferred Compensation

On April 30, 2009, the stockholders formally approved the 2009 Stock Option and Grant Plan (the "Plan") which authorizes the Compensation Committee (the "Committee") of the Board of Directors (the "Board") to grant incentive stock options or restricted stock to employees, and non-qualified stock options to employees, directors and consultants of the Company.

10. Stock Options, Restricted Stock and Deferred Compensation (continued)

Under the terms of the Plan, the Board authorized and reserved 3,200,000 shares of the Company's common stock for issuance. Options to purchase common stock of the Company expire no later than ten years from the grant date, and vesting is established at the time of grant, with options generally vesting over four years. During 2009, the Company granted a total of 760,500 common stock options under the Plan to employees and one director. All of the options have an exercise price of $0.40 per share, a term of 10 years, and which vest over a four-year period from the hire date of the employee or service inception date of the director. As of December 31, 2009, none of the options had been canceled or forfeited.

The Company's assumptions for valuing its stock options, using the Black-Scholes Options Pricing Model are:

Dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	2.6%
Expected life (in years)	7.0

During 2009, the Company issued 1,960,000 shares of restricted common stock to members of its executive management team, in exchange for full payment of the shares totaling $784,000, for which the Company received guarantee of payment upon exercise. In exchange, the Company has obtained executed non-recourse promissory notes in the amount of $784,000, having a six year-term and bearing interest at 5 % per annum. However, because the recipients may surrender the shares at any time in full satisfaction of their promissory notes, the Company accounts for the restricted stock and promissory notes as if they were stock options with an increasing strike price. The shares vest over four years.

The Company's assumptions for valuing this restricted stock, using the Black-Scholes Options Pricing Model are:

Dividend yield	0.0%
Expected volatility	60.0%
Risk-free interest rate	(2.4)%
Expected life (in years)	4.2

The negative risk free interest rate is used to reflect the impact of the effective increase in the strike price caused by the interest accrual on the promissory notes.

11. Net Capital Requirements

As a U.S. registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and a ratio of aggregate indebtedness to net capital, not to exceed 15 to 1. As of December 31, 2009, the Company was not in compliance with its net capital requirement, due to new accounting requirements of ASC 805, which became effective in 2009, requiring the Company to record upfront the fair value of all future contingent earnout payments through 2013, based on its bets estimate of the future net trading profits for that period. The Company's net capital computed under the Rule was ($10,659,976) at December 31, 2009, which was below the required net capital of $1,139,708 by ($11,799,684). Since the Company's net capital on December 31, 2009 was negative, the ratio of aggregate indebtedness to net capital was not meaningful. On April 23, 2010, (see Note 12), the Company entered into a series of transactions that corrected the net capital deficiency.

12. Subsequent Events

On January 8, 2010, the Company repurchased 2,240,000 shares of common stock and restricted common stock from a founding shareholder. The purchase price for the shares was $851,200, and the shares were returned to Treasury. At the time of repurchase, the Company recognized $510,509 of deferred compensation expense related to unamortized deferred compensation on the restricted shares. The Company agreed to make payment for the shares in three equal installments, and the first payment was made in January 2010. The Company is withholding payment of the remaining installments pending resolution of the matter discussed in the following paragraph, as it believes it may rely on indemnifications made by the founding shareholder to offset any costs and liabilities arising from the matter.

In February 2010, the Company received notice from an individual making non-specific claims and allegations that he was owed compensation for certain unspecified services he had performed for a corporate predecessor to the Company, and threatening litigation. As of the date of these financial statements, no such litigation has been commenced by the individual or by the Company. The Company believes the allegations to be entirely without merit, and plans to vigorously defend itself against the allegations. The Company also believes that it may rely on third parties who have indemnified it from such claims. However, there can be no assurance that the Company will prevail in any such litigation, that any indemnity will be received, or if received will be sufficient to cover losses or settlements of the litigation, or that such litigation, or the defense thereof, would not have a material impact on the company's future cash flows, net income, or capital.

12. Subsequent Events (continued)

In March 2010, the Company sold 1,750,000 shares of newly issued Series B Preferred stock to Fairhaven for an aggregate purchase price (before expenses) of $2,800,000.

On April 23, 2010, the Company closed (the "First Closing") an investment of $10,400,002 (before expenses), selling 5,698,834 shares of newly issued Series B Preferred Stock to investment funds (the "Funds") associated with a venture capital firm. The First Closing was the initial portion of planned investments from the Funds totaling $15,000,000; the Company intends to close on the remaining amount once it and the Funds receive FINRA approval for the subsequent investment. Simultaneous with the First Closing, Fairhaven exchanged the Subordinated Loan and accrued and unpaid interest thereon for 3,274,829 shares of Series B Preferred Stock. The Series B Preferred has an 8% cumulative dividend, and is redeemable at the option of the holder on or after April 22, 2015. As a result of the First Closing, the redemption date on the Series A Preferred Stock was extended to that same date.

On the same day as the First Closing but subsequent to it, the Company entered into a series of transactions (the "Reorganization") that had the effect of transferring the Company's broker-dealer activities, and related broker–dealer assets and liabilities, to a newly formed, wholly-owned subsidiary of the Company. The entire proceeds of the First Closing were transferred into the subsidiary via the Reorganization. As a result of the Reorganization, the Company was renamed Surge Trading Group Inc., the Company's broker dealer subsidiary was named Surge Trading Inc., and the broker dealer subsidiary came back into compliance with the Net Capital Rule.

STATEMENT OF FINANCIAL CONDITION

Surge Trading Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm
(Filed Pursuant to Rule 17a-(5)(e) under the Securities and Exchange Act of 1934 as a PUBLIC document)

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Surge Trading Inc. has its principal place of business.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors of Surge Trading Inc.

In planning and performing our audit of the financial statements of Surge Trading Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses, and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements as of, and for the year ended December 31, 2009, and these deficiencies do not affect our report on the financial statements of the Company dated April 30, 2010. The Company did not accurately record certain significant business purchase and share based compensation transactions, including their related tax impacts, on a timely basis. The Company was not in compliance with the net capital requirements from June 17, 2009 through December 31, 2009. The Company has represented that it has subsequently remediated the conditions causing the net capital deficiency, and as of April 23, 2010, was in compliance with the net capital requirements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matter described above which we believe to be a material inadequacy, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

April 30, 2010

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
Surge Trading Inc.:

We have performed the procedures enumerated below, which were agreed to by management of Surge Trading Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Surge Trading Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Surge Trading Inc.'s management is responsible for Surge Trading Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting agreement without exception.

2. Compared the amounts derived from the FOCUS or amended FOCUS reports for the fiscal period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

April 30, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065935 FINRA DEC
SURGE TRADING INC 6*6
885 3RD AVE 18TH FL
NEW YORK NY 10022-4834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J. Pascucci 212-230-8260

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 248.40

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for 2 days at 20% per annum .28

F. Total assessment balance and interest due (or overpayment carried forward) $ 248.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 248.68

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SURGE TRADING INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER

Dated the 17 day of MARCH, 20 10

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 133,377.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	4,424.
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	4,424.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	29,595.
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,424-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	4,424.
Total deductions	34,019 -
2d. SIPC Net Operating Revenues	$ 99,358. -
2e. General Assessment @ .0025	$ 248.40 -
	(to page 1 but not less than $150 minimum)